UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

BioCardia, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09060U101

(CUSIP Number)

Michael Francis, Esq.

Akerman LLP

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, Florida 33301

(954) 463 - 2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U101	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	149,734,604(1) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	149,734,604 (1) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,604 (1) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 149,734,604 shares of Common Stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 09060U101	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	149,734,604(1) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	149,734,604(1) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,604(1) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Frost Gamma Investments Trust holds 149,734,604 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 09060U101	Page 4 of 7 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4, dated November 10, 2016, (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 18, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on September 9, 2008 on Schedule 13D, as amended by Amendment No. 2 to the Schedule 13D filed on December 9, 2009 on Schedule 13D, as amended by Amendment No. 3 to the Schedule 13D filed on May 17, 2016 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.001 per share, of BioCardia, Inc. (formerly known as Tiger X Medical, Inc., Cardo Medical, Inc. and clickNsettle.com, Inc.), a Delaware corporation (the “Issuer”), and amends the statement as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated November 10, 2016 as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment).

Item 1.             Security and Issuer.

Item 1 deleted in its entirety and replaced with the following text:

This Amendment amends the Original Schedule 13D and is filed with respect to the common stock, $0.001 par value, of BioCardia, Inc. The principal executive offices of the Issuer are located at 125 Shoreway Road, Suite B, San Carlos, California 94070.

Item 3.             Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

On August 22, 2016, Tiger X Medical, Inc., its wholly-owned subsidiary, Icicle Acquisition Corp., a corporation formed in the State of Delaware on July 29, 2016 (the “Acquisition Sub”), BioCardia, Inc., Jay Moyes, as representative of BioCardia, Inc.’s stockholders and option holders, and Steven Rubin, as the initial representative of Tiger X Medical, Inc., entered into an Agreement and Plan of Merger, as subsequently amended on October 21, 2016 (the “Merger Agreement”). The Merger Agreement closed on October 24, 2016 (the “Effective Time”), pursuant to which Acquisition Sub merged with and into BioCardia, Inc., with BioCardia, Inc. continuing as the surviving company (the “Merger”), under the name BioCardia Lifesciences, Inc. Following the completion of the Merger, Tiger X Medical, Inc. changed its name to BioCardia, Inc.

Pursuant to the Merger, each of the shares of BioCardia, Inc.’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time, including shares of BioCardia, Inc. common stock underlying outstanding BioCardia, Inc. preferred stock and convertible notes (which were converted into BioCardia, Inc. common stock immediately prior to the Effective Time), were converted into the right to receive 19.3678009 shares of the common stock of Tiger X Medical, Inc., par value $0.001 per share. Consequently, the Reporting Persons' percentage of beneficial ownership in the Issuer has decreased.

SCHEDULE 13D

CUSIP No. 09060U101	Page 5 of 7 Pages

At the Effective Time, (i) Tiger X Medical, Inc. assumed BioCardia, Inc.’s 2002 Stock Plan and 2016 Equity Incentive Plan and (ii) each option to purchase shares of BioCardia, Inc. common stock, whether vested or unvested, issued and outstanding immediately prior to the Effective Time were assumed by Tiger X Medical, Inc. and converted into an option to purchase the number of shares of common stock equal to the number of shares of BioCardia, Inc. common stock underlying such option immediately before the Effective Time multiplied by 19.3678009 at the exercise price per share set forth in such assumed option divided by 19.3678009.

Item 4.             Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information set forth above in Item 3 is incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated in subsections (a) – (j) of Item 4.

Item 5.             Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Phillip Frost, M.D.	149,734,604 (2)	32.7%
Frost Gamma Investments Trust	149,734,604 (2)	32.7%

(1)	The percentage of beneficial ownership is based upon 457,426,640 shares of the Issuer's common stock outstanding as of the Effective Time.

(2)

Frost Gamma Investments Trust holds 149,734,604 shares of the Issuer’s common stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(b) The Reporting Persons’ responses to cover page Item 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

SCHEDULE 13D

CUSIP No. 09060U101	Page 6 of 7 Pages

(c) Transactions in the Issuer’s securities effected by the Reporting Persons:

The information set forth above in Item 3 is incorporated herein by reference. There were no additional transactions in the last 60 days.

(d) – (e) Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and replaced with the following text:

In connection with the Merger, executive officers and directors of the Issuer, certain key employees of the Issuer, and stockholders holding 2% or more of the Issuer’s common stock after giving effect to the Merger (including Gamma Trust) entered into lock-up agreements, whereby they are subject to certain restrictions for a period of 12 months after the Merger in connection with offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, any shares of Issuer common stock, or any securities convertible into or exercisable or exchangeable for Issuer common stock, or publicly disclosing the intention to make any such offer, sale, pledge or disposition. In addition, such lock-up agreements preclude such stockholders from entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Issuer common stock or such other securities.

Item 7.             Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of November 10, 2016, by and between the Reporting Persons.

99.2	Agreement and Plan of Merger dated August 22, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 25, 2016).

99.3	First Amendment to Agreement and Plan of Merger dated October 21, 2016 (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on October 27, 2016).

99.4	Form of Lock-up Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2016 Dated: November 10, 2016	/s/ Phillip Frost, M.D. Phillip Frost, M.D., Individually FROST GAMMA INVESTMENTS TRUST By: /s/ Phillip Frost, M.D. Phillip Frost, M.D., Trustee